EXHIBIT 12.1

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended March 31,
	2001	2002	2003
Income before income taxes and extraordinary item	$19,021	$5,809	$16,160
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	46,034	43,025	47,753
Rentals (one-third of all rent and related costs charged to income)	6,601	7,118	7,219
Total fixed charges	52,635	50,143	54,972
Less capitalized interest	—	316	464
Earnings before income taxes and fixed charges, excluding capitalized interest	$71,656	$55,636	$70,668
Ratio of earnings to fixed charges	1.36	1.11	1.29